May 18, 2009
Via EDGAR and Facsimile
Tom Kluck, Branch Chief
Erin E. Martin, Attorney-Advisor
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-6010
Facsimile: (703) 813-6984

Re:	Gaylord Entertainment Company
Registration Statement on Form S-3
File No. 333-159052 (the “Registration Statement”)
Dear Mr. Kluck and Ms. Martin:
     On behalf of Gaylord Entertainment Company (the “Company”) and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, I hereby request acceleration of the effective date of the Registration Statement, to 10:00 a.m., Eastern Daylight Time, on Thursday, May 21, 2009, or as soon thereafter as is practicable.
     The disclosure in the referenced filing is the responsibility of the Company. The Company hereby acknowledges to the United States Securities and Exchange Commission (the “Commission”) that:
•	should the Commission, or the staff of the Division of Corporation Finance (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filings; and
Gaylord Entertainment Company
One Gaylord Drive, Nashville, TN 37214
Telephone 615-386-6186      Facsimile 615-316-6544

Mr. Tom Kluck
Ms. Erin E. Martin
Securities and Exchange Commission
May 18, 2009

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please do not hesitate to contact me at (615) 316-6186, or the Company’s outside counsel, F. Mitchell Walker, Jr., at (615) 742-6275, if you have any questions or further comments. Thank you in advance for your prompt attention to this matter.

Sincerely, GAYLORD ENTERTAINMENT COMPANY
/s/ Carter R. Todd
Carter R. Todd
Executive Vice President and General Counsel

cc:      F. Mitchell Walker, Jr., Bass, Berry & Sims PLC